================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F   X                   Form 40-F
                          -----                           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                         No   X
                        -----                      -----

================================================================================

     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a notice of open interest balance of derivatives relating to the termination of the forward contract entered into by the Company on July 2, 2002 and the resulting loss of Won
                    1,544,500,000, filed with the Korea Securities Dealers
                    Association Automated Quotation Market and the Financial
                    Supervisory Commission of Korea on January 6, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HANARO TELECOM, INC.



Date: January 7, 2003                    By:     /s/ Kyu June Hwang
                                             -----------------------------------
                                             Name:  Kyu June Hwang
                                             Title: Managing Director

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------
99.1:             a notice of open interest balance of derivatives relating to the termination of the forward contract entered into by the
                  Company on July 2, 2002 and the resulting loss of Won
                  1,544,500,000, filed with the Korea Securities Dealers
                  Association Automated Quotation Market and the Financial
                  Supervisory Commission of Korea on January 6, 2003.